(Excerpt Translation)


                                                                  March 19, 2008
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in February 2008 (the "Current Month").


1.  Summary

    Number of listed shares as of the end of the            3,609,997,492 shares
    preceding month

    Total number of shares changed during the                           0 shares
    Current Month

    (out of which, as a result of exercise of stock                   (0 shares)
    acquisition rights)

    (out of which, as a result of other reasons)                      (0 shares)

    Number of listed shares as of the end of the            3,609,997,492 shares
    Current Month

2.  Stock acquisition rights (1st series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                     4,000 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                   (4,000 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                   JPY 11,832,000
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                   (JPY 11,832,000)
    transferred from treasury shares)

3.  Stock acquisition rights (2nd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                    17,200 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                  (17,200 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                   JPY 53,595,200
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                   (JPY 53,595,200)
    transferred from treasury shares)



4.  Stock acquisition rights (3rd series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                     9,600 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                   (9,600 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                   JPY 43,593,600
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                   (JPY 43,593,600)
    transferred from treasury shares)

5. Stock acquisition rights (4th series) exercised

[Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

(1) Number of shares

    Total number of shares delivered during the                    28,200 shares
    Current Month

    (out of which, number of newly issued shares)                     (0 shares)

    (out of which, number of shares transferred                  (28,200 shares)
    from treasury shares)

(2) Exercise price

    Aggregate exercise price during the Current                  JPY 123,431,400
    Month

    (out of which, aggregate amount of newly                             (JPY 0)
    issued shares)

    (out of which, aggregate amount of shares                  (JPY 123,431,400)
    transferred from treasury shares)